November 30, 2015

VIA EDGAR

Amanda Ravitz

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	IsoRay, Inc. Registration Statement on Form S-3

File No. 333-208139

Dear Ms. Ravitz:

IsoRay, Inc. hereby requests acceleration of effectiveness for its Registration Statement on Form S-3 (File No. 333-208139). The effective date requested is December 2, 2015 at 5:00 p.m. EST. In making this request for acceleration, IsoRay acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at (509) 375-1202.

Very truly yours,

/s/ Dwight Babcock

Dwight Babcock
Chief Executive Officer
IsoRay, Inc.